Exhibit 4.60

Addendum to Bareboat Charter Agreement dated 29 March 2023 in respect of Liberia flag cape size bulk carrier M.V. Knightship (IMO No. 9507893) (The BBC”)

The undersigned hereby agree to the following additional provision to the BBC;

a)
In the event the Bareboat Charterers do not exercise (or have not exercised) the Purchase Option at least three (3) months prior to the expiry of the Charter Period (i.e. 6 years) and the BBC continues without early termination until the expiry of the Charter Period, the Bareboat Charterers shall have an unconditional obligation (the "Purchase Obligation") to purchase the Vessel from the Owners at the expiry of the Charter Period for the price of USD 1 (United States Dollars One).

b)	The provisions of Clause 49 of the BBC relating to Bareboat Charterers' option to purchase the Vessel shall apply mutatis mutandis with respect to the Charterers' exercise of the Purchase Obligation.

This Addendum shall be governed by and construed in accordance with English law.

Date: 29 March March 2023

Owners:	Bareboat Charterers:

/s/ Kazuhiro Watanabe	/s/ Stavros Gyftakis
GREAT SOMETHNG Co., Ltd.	Knight Ocean Navigation Co.
(Owner)	(Bareboat Charterer)
Kazuhiro Watanabe	Stavros Gyftakis
Director	Director